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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14F-1


                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS


        Information Statement Pursuant to Section 14(f) of the Securities
                 Exchange Act of 1934 and Rule 14f-1 thereunder




                           BLACKWATER MIDSTREAM CORP.
                        (FORMERLY LAYCOR VENTURES CORP.)
             (Exact Name of Registrant as Specified in its Charter)



         NEVADA                  000-51403                      N/A
(State of Incorporation)  (Commission File Number)  (IRS Employer Identification
                                                              Number)


                             400 EAST KALISTE SALOOM
                                   SUITE 1300
                               LAFAYETTE, LA 70508
          (Address of principal executive offices, including zip code)


                                 (604) 689-1453
              (Registrant's telephone number, including area code)

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                           BLACKWATER MIDSTREAM CORP.
                             400 East Kaliste Saloom
                                   Suite 1300
                               Lafayette, LA 70508

        Information Statement Pursuant to Section 14(f) of the Securities
                 Exchange Act of 1934 and Rule 14f-1 thereunder


THIS INFORMATION STATEMENT IS BEING PROVIDED TO SHAREHOLDERS OF BLACKWATER MIDSTREAM CORP. FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE SHAREHOLDERS OF BLACKWATER MIDSTREAM CORP. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO BLACKWATER MIDSTREAM CORP.

INTRODUCTION

         This Information Statement is being furnished to shareholders of record as of March 24, 2008, of the outstanding shares of common stock, $0.001 par value (the "Common Stock") of Blackwater Midstream Corp., a Nevada corporation (the "Company"), formerly Laycor Ventures Corp., pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, in connection with the sale by Robert Wayne Morgan, the principal shareholder and sole director, of 4,933,000 shares of Common Stock to fifteen individuals (the "Purchasers") pursuant to individual Stock Purchase Agreements dated as of February 6, 2008 (the "Stock Purchase Agreements"). The Board of Directors declared a two for one Common Stock Dividend on January 25, 2008, calling for a record date of February 7, 2008, and dividend payment date of February 8, 2008. Prior to the Common Stock Dividend, 8,011,500 shares of Common Stock were issued and outstanding, of which the principal shareholder owned 5,000,000 shares. After the Common Stock Dividend and as a result of the sale of Common Stock by the principal shareholder, 24,034,500 shares of Common Stock were outstanding and issued and the principal shareholder's ownership of Common Stock was reduced to 201,000 shares. No Purchaser purchased 5% or more of the total Common Stock outstanding.

DESCRIPTION OF THE CHANGE IN MAJORITY OF DIRECTORS

         On February 6, 2008, Robert Wayne Morgan, principal shareholder and sole director of the Company ("Morgan"), holding 62.41% of the shares of the outstanding Common Stock, consummated stock sale transactions with fifteen individuals, divesting his ownership of Common Stock to less than one percent of the total outstanding Common Stock of the Company.

         As part of the Change in Majority of Directors event, Mr. Morgan entered into separate Stock Purchase Agreements with the Purchasers, pursuant to which the Purchasers purchased a total of 4,933,000 pre-Common Stock Dividend shares of Common Stock. Mr. Morgan received a total of $50,000 for sale of the shares.

         Additionally, as part of the Change in Majority of Directors event and upon the effectiveness of this filing, Mr. Morgan will resign as a director and officer of the Company in order to pursue other interests. Currently, Mr. Morgan has appointed Brian Weiss to fill a vacancy created on the Board of Directors. The current Bylaws of the Company provide that the number of directors of the Company will not be less than one nor more than thirteen (13), with the exact number to be fixed from time to time by resolution of the Board of Directors. Mr. Morgan will also appoint Mr. Weiss to fill the officer positions held by him pursuant to a Service Agreement dated as of March 14, 2008, entered into between the Company and BSW & Associates, of which Mr. Weiss is a principal.

         Effective on the tenth (10th) day after this Information Statement ("Information Statement") is filed with the Securities and Exchange Commission and distributed to the shareholders of the Company, Mr. Morgan will resign as a director and officer of the Company and will appoint Brian Weiss as Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Secretary of the Company.

         THIS INFORMATION STATEMENT IS BEING FURNISHED PURSUANT TO SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER. NO ACTION IS REQUIRED BY THE SHAREHOLDERS OF THE COMPANY IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

         However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company's directors occurs (otherwise than at a meeting of shareholders). Accordingly, the change in a majority of the Company's directors will not occur until at least 10 days following the filing and mailing of this Information Statement. This Information Statement will be first mailed on March 25, 2008 to shareholders of record as of March 24, 2008.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following discloses, as of March 24, 2008, information concerning the ownership of our Common Stock by:

                  o each person who is known by us to own beneficially 5% or more of our Common Stock,

                  o each of our directors and director nominees, and

                  o all officers and directors as a group.

         A person is considered a beneficial owner of any securities that the person owns or has the right to acquire beneficial ownership of within 60 days. Beneficial ownership also includes shares indirectly held or shares over which a person has the right, by contract, understanding or other arrangement, to exercise voting or dispositive powers. As of the date of this Information Statement, 24,034,500 shares of Common Stock are issued and outstanding.

                                       2

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         Except as otherwise indicated, we believe that the persons identified in the table have sole voting and dispositive power with respect to their shares. Unless otherwise indicated, the address for each beneficial owner is 400 East Kaliste Saloom, Suite 1300 Lafayetter, Louisiana 70508.

COMMON STOCK

                               PRE-CHANGE IN         PRE-CHANGE IN      POST-CHANGE IN MAJORITY      POST-CHANGE IN
                           MAJORITY OF DIRECTORS      MAJORITY OF             OF DIRECTORS             MAJORITY OF
   NAME AND ADDRESS OF      AMOUNT AND NATURE OF       DIRECTORS          AMOUNT AND NATURE OF          DIRECTORS
    BENEFICIAL OWNER        BENEFICIAL OWNERSHIP    PERCENT OF CLASS      BENEFICIAL OWNERSHIP      PERCENT OF CLASS
    ----------------        --------------------    ----------------      --------------------      ----------------
Robert Wayne Morgan                     5,000,000             62.41%           201,000                     *
(Resigning Director)

Brian Weiss                                   N/A                N/A          25,000(1)                    *
(Director/Officer
Nominee)

All Officers and                        5,000,000             62.41%          226,000(1)                   *
Directors (including
Officer/Director
Nominees as a
group (two persons)

-------------------
(1) Does not include an additional 25,000 shares of Common Stock that will begin vesting at a rate of 1/12 per month beginning the 10th day after filing this
Information Statement.

* Less than 1%.

         Beneficial ownership is determined in accordance with the applicable rules under the Exchange Act. In computing the number of shares beneficially owned by an executive officer or a director and the percentage ownership of that person, shares of the Company's Common Stock subject to options held by that person that are currently exercisable, or become exercisable within 60 days from March 24, 2008, are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. For purposes of determining the individual beneficial ownership percentage post-Change in Majority of Directors, each percentage was calculated based on the Company's Common Stock outstanding (24,034,500 shares) at March 24, 2008. There are no outstanding stock options, warrants or other rights.

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                        EXECUTIVE OFFICERS AND DIRECTORS

CURRENT DIRECTORS AND OFFICERS

         The following table sets forth certain information for each person who is currently serving as a director or officer of the Company. There are no family relationships between any of the directors, executive officers or key employees of the Company.


NAME                        AGE         POSITION

Robert Wayne Morgan         54          Director, President, Principal Executive
                                        Officer, Chief Financial Officer and
                                        Treasurer

Brian Weiss                 37          Director/Officer Nominee


ROBERT WAYNE MORGAN - PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCES FOR LAST 5 YEARS

         Mr. Morgan was the sole Director, President, Principal Executive Officer, Chief Financial Officer and Treasurer of the Company since March 2004. >From 1998 to 2004, Mr. Morgan was self employed as a private investor.

BRIAN WEISS - PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCES FOR LAST 5 YEARS

         The following information concerns Brian Weiss, who will be appointed to fill the director and officer positions currently held by Robert Wayne Morgan on the tenth (10th) day after this Information Statement is filed with the Securities and Exchange Commission and distributed to the shareholders of the
Company:

         Mr. Weiss has served as founder and Managing Director of BSW & Associates, a corporate finance and accounting advisory services firm, since 2005. Mr. Weiss also currently serves as a Senior Advisor to Ocean Park Advisors, LLC. specializing in assisting various institutional investors with their publicly traded portfolio companies. Prior to founding BSW & Associates, Mr. Weiss served as Vice President of Finance, North America for Tomy Co. Ltd. Prior to that position, Mr. Weiss served as a Corporate Controller & Executive Director of Finance for Flashcom, Inc. and was also employed with PricewaterhouseCoopers LLP. Mr. Weiss is a Certified Public Accountant in the State of California, and is a financial expert, as defined under the Sarbanes-Oxley Act. Mr. Weiss received an undergraduate degree in business and accounting from San Diego State University and received his MBA from the University of Southern California.

         Effective on the tenth (10th) day after this Information Statement is filed with the Securities and Exchange Commission and distributed to the shareholders of the Company, Mr. Morgan, the current director, will resign and the Board of Directors will then be comprised of Mr. Weiss.

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         Our directors hold office until the next annual meeting of our shareholders, or until their successors are duly elected and qualified. Our executive officers serve at the pleasure of the Board of Directors.


COMMITTEES OF THE BOARD OF DIRECTORS

AUDIT COMMITTEE, NOMINATING COMMITTEE AND COMPENSATION COMMITTEE

         We currently do not have standing audit, nominating or compensation committees. We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the board of directors as soon as practicable. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and our system of internal controls. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including stock options), including compensation of executive officers.

CODE OF ETHICS

         We have not adopted a corporate code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our decision to not adopt such a code of ethics results from our having only a limited number of officers and directors operating as the management for the Company. We believe that as a result of the limited interaction which occurs having such a small management structure for the Company eliminates the current need for such a code.

COMPENSATION OF DIRECTORS

         It is currently anticipated that non-employee directors will receive fees of $2,500 per month each for their service as directors of the Company.

COMPENSATION OF OFFICERS

         The following table shows the compensation paid during the years ended December 31, 2007, 2006, and 2005, to the Company's principal executive officers who received in excess of $100,000 during such periods.

                                       5

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
                                SUMMARY EXECUTIVE COMPENSATION TABLE

                            ---------------------------------- -------------------------------------------------
                            ANNUAL COMPENSATION                    LONG TERM COMPENSATION
-------------------------------------------------------------- -------------------------------------------------
NAME AND PRINCIPAL YEAR     SALARY    BONUS      OTHER ANNUAL      RESTRICTED    SECURITIES       ALL OTHER
POSITION                                         COMPENSATION      STOCK AWARDS  UNDERLYING       COMPENSATION
                                                                                 OPTIONS /
                                                                                 WARRANTS
----------------------------------------------------------------------------------------------------------------
Robert Wayne       2007     $0        $0         None              None          None             None
Morgan -
President, Chief
Executive Officer,
Chief Financial
Officer and
Treasurer
----------------------------------------------------------------------------------------------------------------
                   2006     $0        $0         None              None          None             None
----------------------------------------------------------------------------------------------------------------
                   2005     $0        $0         None              None          None             None
----------------------------------------------------------------------------------------------------------------

OPTION AND WARRANT GRANTS IN LAST FISCAL YEAR

         No options, warrants or other rights were granted in the Company's last fiscal year and no options, warrants or other rights to purchase Company stock are held by the Company's executive officers.

AGGREGATE OPTION AND WARRANT EXERCISES IN THE LAST FISCAL YEAR AND FISCAL YEAR-END OPTION AND WARRANT VALUES

         The Company's executive officers own no options or warrants of the Company.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act requires that the Company's directors, executive officers and persons who own more than 10% of the outstanding common stock of the Company file initial reports of ownership and reports of changes in ownership in such common stock with the Securities and Exchange Commission. Officers, directors and shareholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish the Company with copies of all Section 16(a) reports they file. To the best of our knowledge, all executive officers, directors and greater than 10% shareholders have filed the required reports in a timely manner except for the initial report on Form 3 due from Mr. Morgan which was filed forty months late.

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                       WHERE YOU CAN FIND MORE INFORMATION

         The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the Securities and Exchange Commission relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549 and are available on the Securities and Exchange Commission website at www.sec.gov.


March 24, 2008                               BLACKWATER MIDSTREAM CORP.

                                             By Order of the Board of Directors


                                             /s/ Robert Wayne Morgan
                                             -----------------------
                                             Robert Wayne Morgan, Chairman





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